

March 10, 2014

Via E-mail
Franklin N. Saxon
Chief Executive Officer
Culp, Inc.
1823 Eastchester Drive
High Point, North Carolina 27265

> **Re: Culp Inc.**
> **Form 10-K for the Fiscal Year Ended April 28, 2013**
> **Filed July 12, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 15, 2013**
> **File No. 001-12597**

Dear Mr. Saxon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 28, 2013

Item 7. Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 43

1. Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Please see Item 303(a)(1) of Regulation S-K.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Proposal 1. Election of Directors, page 5</u>

<u>Nominees, Directors and Executive Officers, page 5</u>

2. We note your disclosure regarding the grant of 60,000 restricted stock units to three named executive officers in fiscal 2013. Please revise to disclose these grants in the appropriate compensation table(s). Please also revise your discussion of the grants on page 18 to clarify the number of units that were granted to each named executive officer, the manner in which you determined to issue such number of units to each such named executive officer, and the general manner in which such units vest over time. Refer to Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director